SIMPSON THACHER & BARTLETT LLP

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212-455-2948	JKAUFMAN@STBLAW.COM

September 24, 2007

VIA EDGAR

Re:	Virgin Mobile USA, Inc. – Registration

Statement on Form S-1, File No. 333-142524

Larry Spirgel

Kathleen Krebs

Derek B. Swanson

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 3720

100 F Street, N.E.

Washington D.C. 20549

Ladies and Gentlemen:

On behalf of Virgin Mobile USA, Inc. (the “Registrant”), we are writing to respond to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated September 14, 2007 (the “comment letter”) relating to Amendment No. 4 to the above-referenced Registration Statement on Form S-1 filed on September 5, 2007 (the “Registration Statement”). The Registrant has also revised the Registration Statement in response to the Staff’s comments and is filing concurrently with this letter Amendment No. 5 to the Registration Statement (“Amendment No. 5”), which reflects these revisions, generally updates certain other information and includes additional exhibits to the Registration Statement.

For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the comment letter. Page references in the text of this letter correspond to the pages of Amendment No. 5.

Form S-1

The Offering, page 8

Use of Proceeds, page 8

1.	The density and complicated nature of the discussion of your use of proceeds makes the disclosure difficult to read. Please highlight at the beginning of your discussion that Virgin Mobile USA, Inc. will not retain any of the proceeds from this offering. Furthermore, please set forth each intended use in a bullet point. Make similar revisions to your “Use of Proceeds” section on page 44.

The Registrant has revised its disclosure on pages 8-9 and 46 in response to the Staff’s comment.

Risk Factors, page 16

As an MVNO, we are dependent on Sprint Nextel for our wireless network …, page 20

2.	We have noted the disclosure added to your risk factor (“As an MVNO, we are dependent on Sprint Nextel…”). This risk factor contains multiple risks, and its length obscures the risks you are trying to convey. Please revise the risk factor to summarize each discrete risk under a separate heading. Please also revise the two lengthy risk factors on pages 28 through 31 regarding your tax agreements with Sprint Nextel and the Virgin Group to clearly and succinctly discuss each risk.

The Registrant has revised its disclosure on pages 21-23 to summarize discrete risks under separate headings. In addition, the Registrant has revised its disclosure on pages 29-32 to discuss each risk more clearly and succinctly in response to the Staff’s comment.

Management, page 120

Summary Compensation Table, page 141 &

3.	It is unclear why the amounts paid to your named executive officers under the Annual Incentive Plan were categorized as an “Annual Bonus” in your summary compensation table and why the estimated future payouts under that plan were omitted from your grants of plan-based awards table. Please revise the tables to disclose the amounts you paid (and have estimated you will pay) under your Annual Incentive Plan as non-equity incentive plan compensation for 2006. Alternatively, in your response to this comment letter, please tell us why the amounts that have been, and will be, paid under that plan for 2006 should be categorized as a “bonus,” keeping in mind the staff’s guidance in Section 4.02 of the Item 402 Compliance and Disclosure Interpretations, as well as the Commission’s discussion in Section 2.C.1.f. of Release No. 33-8732A. Provide a similar analysis with respect to your categorization of the amounts paid under the Debt Bonus Plan.

The Registrant respectfully advises the Staff that the Registrant inadvertently mislabeled the above-referenced column in the summary compensation table as “Annual Bonus.” In response to the Staff’s comment, the Registrant has changed the column heading in the summary compensation table on page 145 from “Annual Bonus” to “Non-Equity Incentive Plan Compensation.” The Registrant further advises the Staff that such column discloses the amounts paid by the Registrant as non-equity incentive compensation for 2006 pursuant to its 2006 Annual Incentive Plan. In addition, the Registrant has revised its disclosure on page 146 to include a table setting forth estimated future non-equity plan-based award payouts to be made pursuant to its Annual Incentive Plan. The Registrant has also revised its disclosure on page 146 to clearly distinguish between equity and non-equity plan-based awards in response to the Staff’s comment.

4.	Please revise the grants of plan-based awards table on page 142 to separate “Estimated Future Payouts Under Non-Equity Incentive Plan Awards” from “Estimated Future Payouts Under Equity Incentive Plan Awards.”

The Registrant has revised its disclosure on page 146 in response to the Staff’s comment.

Exhibits

5.	We note that each of the publicly-filed versions of Exhibits 10.4 and 10.13 did not include various schedules and exhibits to the agreements. Please file the entirety of Exhibits 10.4 (Amended and Restated Credit Agreement) and Exhibit 10.13 (Subordinated Credit Agreement).

The Registrant has filed all schedules and exhibits to Exhibits 10.4 and 10.13 in response to the Staff’s comment.

* * * * * * *

Please call me (212-455-2948) or Igor Fert (212-455-2255) of my firm if you wish to discuss our responses to the comment letter.

Very truly yours,

/s/ Joseph H. Kaufman
Joseph H. Kaufman

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